JOINT FILING UNDERTAKING

        The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: February 14, 2005

THE BARNEY A. EBSWORTH LIVING TRUST

/s/ Barney Ebsworth	By:	/s/ Barney Ebsworth
Barney Ebsworth		Barney Ebsworth Trustee